NEWS RELEASE

Augusta Provides Rosemont Copper Project Update

Denver, CO, July 3, 2012 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) announces an update on the project schedule for its Rosemont Copper project (“Rosemont”).

The U.S. Forest Service (“USFS”) is currently reviewing public input received during the comment period for Rosemont’s Draft Environmental Impact Statement (“EIS”). Comments have been identified, coded and organized and nearly all responses have been developed. The USFS’s response to these comments will be incorporated into future public disclosures for the project as required under the National Environmental Policy Act (“NEPA”). In addition, the development of detailed mitigation and monitoring plans, which will also be included in the Final EIS, is well underway. The USFS now expects the Record of Decision (“ROD”) for Rosemont to be issued by the end of 2012.

Similarly, the responses to public comments and required mitigation elements for the Army Corps of Engineers 404 Clean Water Act Permit are also being developed. The Air Permit is being processed by the Arizona Department of Environmental Quality (“ADEQ”). The Company expects to receive the air permit this quarter.

The Company is also currently completing the final details for its updated feasibility study, in which it expects to announce results mid-July. The updated feasibility study will include finalized construction capital and operating costs, updated geologic model, mine plan and financial model.

“We continue to work closely with the USFS and are committed to finalizing the EIS process as expeditiously as possible,” said Gil Clausen, President and CEO. “We are focused on moving Rosemont forward. Starting with our updated feasibility study results, we expect to deliver a sequence of positive catalysts this year, culminating with the financing and permitting of what is expected to be a state-of-the-art, first class mine.”

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production in 2014 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 19, 2012. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com